SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 Amendment No. 4
                    Under the Securities Exchange Act of 1934



                           Frisch's Restaurants, Inc.
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                                (Name of Issuer)



                      Common Stock, No par value per share
--------------------------------------------------------------------------------


                         (Title of Class of Securities)


                                    35874810
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Gary P. Kreider, Esq.
                           Keating, Muething & Klekamp
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1996
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

 CUSIP NO. 35874810                   13D                 Page 2 of 6 Pages


 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mr. Jerry L. Ruyan -- ###-##-####


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                       (b) [ ]


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             PF

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)
                                                                           [ ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen


                              7       SOLE VOTING POWER

         NUMBER OF                          -0-
          SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
         OWNED BY
           EACH                             541,954
         REPORTING
        PERSON WITH           9       SOLE DISPOSITIVE POWER

                                           441,954

                             10       SHARED DISPOSITIVE POWER

                                             -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   541,954

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                        [  ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.9%

14        TYPE OF REPORTING PERSON*
             IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 35874810                   13D                   Page 3 of 6 Pages


 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Barry S. Nussbaum -- ###-##-####


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                       (b)  [ ]


 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

             PF

 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             [  ]


 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             United States citizen


                             7        SOLE VOTING POWER

         NUMBER OF                          -0-
          SHARES
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY
           EACH                             541,954
         REPORTING
        PERSON WITH          9        SOLE DISPOSITIVE POWER

                                            100,000

                            10        SHARED DISPOSITIVE POWER

                                             -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  541,954

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [  ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.9%

14        TYPE OF REPORTING PERSON*
             IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 to Schedule 13D ("Amendment") is filed to amend Items 4 and 5 by adding the material set forth below.

Item 4                 Purpose of Transaction.


               On October 29, 1996, Messrs. Ruyan and Nussbaum attended their first meeting as directors of Frisch's Restaurants, Inc. having been elected by shareholders at the annual meeting held October 7, 1996 and adjourned until October 24, 1996. At the meeting Messrs. Ruyan and Nussbaum were named to the Audit and Compensation Committees, respectively, of the Board of Directors.

               The Amendment to the Code of Regulations of Frisch's Restaurants, Inc. which they proposed to require the majority of the directors of the Company and the majority of each committee of the Board of Directors of the Company be composed of non-management directors was adopted at the Annual Shareholders Meeting by the affirmative vote of over one-half of the outstanding shares of Common Stock. The vote was 3,604,502 shares for, 2,830,406 against with 38,423 abstaining. Their proposal to eliminate the classified Board of Directors failed to receive the affirmative vote of a majority of the outstanding shares with the vote being 3,407,520 shares for, 3,038,071 shares against and 27,740 shares abstaining.

               With the election of Messrs. Ruyan and Nussbaum, the Board is now composed of four management and four non-management directors. The amendment to
Article II, Section 2 of the Company's Code of Regulations adopted by shareholders at the October 7, 1996 Annual Shareholders' meeting reads: "A majority of the Directors and of each committee of the Directors of the Corporation shall be persons who are not, and have not been within three years of the date of their selection, an officer or employee of the Corporation or a relative of any such person or a person having a material relationship with the Corporation as an advisor or consultant."

               Messrs. Ruyan and Nussbaum urged the Board to comply with the newly adopted provision of the Code of Regulations providing that a majority of directors and each committee thereof be non-management persons by securing the resignation of a management director with the vacancy to be filled by a non-management person selected by the four non-management directors, namely, Messrs. Geeding, Mauch, Nussbaum and Ruyan. Alternatively, they suggested that the Board could come into compliance either by calling a special meeting of shareholders for the election of an additional director or by utilizing provisions of Article II, Section 2 of the Company's Code of Regulations which reads: "In the event that less than nine (9) be elected at any Annual Meeting of Shareholders, any vacancy or vacancies left open may be filled at any time by the Board." If the latter proposal is adopted, they propose that the current outside directors select the new non-management director. The Board did not act upon these proposals but instead asked that it be submitted for consideration at the next directors' meeting. Messrs. Ruyan and Nussbaum intend to make that submission.

     Messrs. Ruyan and Nussbaum believe that it is incumbent upon the Board to comply with the mandate of shareholders expressed at the Annual Meeting and to operate in compliance with the provisions of Frisch's Code of Regulations. They believe that the failure of the Company to comply with its own Code of Regulations could, in certain instances, call into question the validity of actions taken by the Board.

               In their proxy materials Messrs. Ruyan and Nussbaum stated that if their efforts through the proxy solicitation resulted in a change in policies and procedures they intended to seek reimbursement from the Board of Directors for their expenses without further submission of the matter to a vote of shareholders. Shareholders of Frisch's voted in favor of both proposals with the awareness that reimbursement would be sought. Messrs. Ruyan and Nussbaum requested the Board to reimburse them for their expenses but the Board took no action and instead instructed them to submit the matter to the Board prior to the next scheduled meeting. Messrs. Ruyan and Nussbaum intend to make that submission.

Item 5               Interest in Securities of the Issuer.

                     I.  Jerry L. Ruyan

                    (a)  See page 2, nos. 11 and 13.
                    (b)  See page 2, nos. 7-11.
                    (c) The following trades were made through market transactions since Amendment No. 3 to Schedule 13D was filed with the Securities and Exchange Commission on September 6, 1996:

                                 Purchase
                        Date     or Sale     Number of Shares    Price Per Share
                        ----     -------     ----------------    ---------------

                        9/5/96   Purchase          6,700               14.00
                        9/17/96  Purchase         56,000               13.875

                       (d)      None.
                       (e)      Not Applicable.

                    II.  Barry S. Nussbaum

                    (a)  See page 3, nos. 11 and 13.
                    (b)  See page 3, nos. 7-11.
                    (c) The following trades were made through market transactions since Amendment No. 3 to Schedule 13D was filed with the Securities and Exchange Commission on September 6, 1996:

                                   Purchase
                          Date     or Sale    Number of Shares  Price Per Share
                          ----     -------    ----------------  ---------------

                          10/7/96  Purchase         4,400              14.54

                       (d)      None.

                       (e)      Not Applicable.

                       III.     Messrs. Ruyan and Nussbaum

                       (a)
                       (b)      See pages 2 and 3, nos. 7-10.
                       (c)      See (I)(c) and (II)(c) above.
                       (d)      None.
                       (e)      Not Applicable.


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 1, 1996                    *
                                            ___________________________________
                                            Jerry L. Ruyan



                                             *
                                             __________________________________
                                             Barry S. Nussbaum



                                             *By:  Gary P. Kreider
                                              ---------------------------------
                                                   Gary P. Kreider
                                                   Attorney-in-Fact